CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

OF

DRACO HOLDING CORPORATION

This amendment to the Articles of Incorporation is filed pursuant to NRS 78.385 and 78.390:

1.        The name of the corporation is Draco Holding Corporation.

2.         Article I of the Articles of Incorporation shall be amended in its entirety to read as follows:

The name of the corporation is China Northeast Petroleum Holdings, Inc. (hereinafter the "Corporation").

3.         Article IV of the Articles of Incorporation shall be amended in its entirety to read as follows:

Capitalization. The Corporation shall have the authority to issue 50,000,000 shares of common voting stock having a par value of one mill ($0.001) per share. All stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.

4.         The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: approximately 93%.*

Officer signature:

By: /S/ JAMES LOO
James Loo, Director and Chief Executive Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power hereof.